UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005	SEC FILE NUMBER 1-13445
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	CUSIP NUMBER 140475104
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Capital Senior Living Corporation Full Name of Registrant
__________________________________________ Former Name if Applicable
14160 Dallas Parkway, Suite 300 Address of Principal Executive Office (Street and Number)
Dallas, Texas 75254 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Capital Senior Living Corporation (the “Company”) reported in its earnings release of March 7, 2006 that it is reviewing its provision for income taxes internally and with KPMG LLP (“KPMG”) in their capacity as Independent Registered Public Accountants. As part of this review, the Company is evaluating deferred tax assets and liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Completion of this review will require additional time beyond the normal filing deadline of the Form 10-K.

KPMG was engaged by the Company as its independent auditors on June 21, 2005 and is now conducting its first audit of the consolidated financial statements. KPMG has advised the Company that it believes as much as $1.3 million of income tax expense that was identified and recorded by management in the fourth quarter of 2005 should have been recorded in prior years. This income tax expense primarily includes state income and franchise tax items relating to (a) deferred tax assets of the Triad entities which were consolidated by the Company in 2003 and 2004 (b) the transaction in December 2004 in which the Company acquired interests in the Summit, NJ and Trumbull, CT Spring Meadows communities and sold these interests to a joint venture and (c) state tax payments made with the filing of tax returns in excess of estimated provisions, along with state income taxes receivable. The Company has notified its predecessor independent audit firm of KPMG’s current conclusion, but has not been able to resolve the matter as of this date. If it is determined that this expense should be reflected in financial statements prior to 2005, the Company may be required to restate those financial statements. Otherwise, this expense will affect the income tax benefit recorded in 2005.

The Company currently does not believe that there will be any significant adjustments to pre-tax income or loss in any prior period. The adjustments to deferred tax assets and income tax provisions are not expected to affect future earnings or previously announced income from operations or cash flows, nor will these adjustments represent a material change in the Company’s financial condition. None of these adjustments reflect a change in the underlying economics of the Company’s business or its future prospects.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ralph A. Beattie	(972)	770-5600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Capital Senior Living Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2006	By: /s/ Ralph A. Beattie

Ralph A. Beattie

Executive Vice President and

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).